CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

November 18, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 12 to Registration Statement on Form S-1
Filed October 14, 2011
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 4, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Land Appreciation Tax (“LAT”), page 45

1.

We note your response to comment 2 in our letter dated October 12, 2011. Please clarify how you determined that the completion of the development and sales of an entire project is the event that triggers the LAT liability rather than the recognition of gains on the sale of each individual unit. In this regard, we note that you prepay a portion of this liability and that the timing of final settlement of the LAT does not appear to be relevant to the liability, which is directly related to the gain recognized on the sale of real estate. We also note that Circular 187 appears to have strengthened the procedures for LAT collection, allowing the government to require final settlement when 85% of a completed project has been sold or when a project has held a sale/pre- sale license for three years.

Company Response: For future filings, we will revise the “Land Appreciation Tax (“LAT”)” paragraphs in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and footnotes to the consolidated financial statements to the following:

“In accordance with the relevant taxation laws in the PRC, the Company is subject to LAT based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales of properties less deductible expenditures, including borrowing costs and all property development expenditures. The tax rules to implement the laws stipulate that the whole project must be completed before the LAT obligation can be assessed, and also give tax authorities the additional option to make the LAT assessment when 85% of the sellable area of a completed project has been sold or when a project has held a pre-sale permit for more than three years. The Company records the liability and the related expense at the stage of a project when total revenues and deductible LAT costs related to the project can be reasonably estimated, unless the tax authorities impose an assessment at an earlier date. Any accruals made will be adjusted in later periods if the estimates of total revenues and deductible LAT expenditures materially change. Deposits made against the eventual obligation are included in prepaid expenses.”

Because of the shifting nature of the real estate market, both sales prices and related costs of sales can vary significantly from year to year. If the LAT were accrued periodically, there could be wide swings from year to year, or from period to period within a year, particularly due to the fact that the LAT rates are progressive, ranging from 30% to 60%. Such swings, considering the fact that many of our projects take as many as four or five years from start to finish, would render the accrual, if not meaningless, at least inaccurate. A marginal reduction in actual deductible LAT costs or increase in selling prices, or a confluence of both, could push the LAT rate to the next rate bracket, therefore the relationship between LAT estimates and GAAP revenues and costs is far from linear. We believe this is the reason for the 85% threshold and the holding of a sale/pre-sale license for three years, stipulated in the tax regulations, wherein the government gives itself the option to assess the final tax at these points because the projects are so far along that the tax authorities have a firm basis to determine a reasonable estimate of the final liability.

Moreover, the tax deposits we make are based on the government’s instructions, without any apparent relation to the final assessment. The rate of the deposit, according to PRC tax laws, is determined by each local tax authority and varies from locale to locale, and is usually a certain percentage of the gross sales proceeds.

In addition, it should be noted that LAT cannot be deducted for income tax purposes in China until the final assessment has been made. While we acknowledge that income tax rules and accounting principles often diverge, in this instance it can be reasonably inferred that the reason for the delay in deductibility is due to the difficulty in making an accurate estimate of LAT prior to the final assessment. Furthermore, it is because the tax is based on a project, not a period, that until the project is completed or close to completion, there is no assessment and therefore no related deduction.

As a result of these considerations, and in accordance with ASC 740-10-25-2 and 450-20-25-2 and 5, we will record the LAT liability when a reasonable estimate of the final liability can be made for each project. On a periodical and project-by-project basis, management will consider all factors that may contribute to the determination of eventual total sales and total deductible LAT costs, and perform scenario analyses for the remainder of the project to determine if we can reasonably estimate different potential outcomes correlated to different assumptions used; if such reasonable estimates of the range of the results of these various scenarios can be made, an accrual will be made as indicated in ASC 450-20-30-1. Any accrual made will be subject to future analyses as indicated above during the life of a project, and the accrual will be adjusted as facts and circumstances indicate. Disclosures will be provided in accordance with ASC 450-20-50 and 740-10-50.

Historically, the effective LAT final settlement rates as a percentage of total sales for our projects that met the government’s settlement conditions have been ranging from 1% to 3%. As of June 25, 2011, among our five projects still under development, the only one whose sales completed were over 70% of total GFA was Qilu Textile Centre – Residential (92% sold). Sales volume was unusually low recently due to overall negative market sentiment caused by waves of government tightening policies, making it particularly difficult for us to project the timing and amount of the remaining sales and LAT deductible costs to be recognized. Given this uncertainty about the future sales and costs, using the historical range of the effective tax rates should approximate the liability using the standard scenario analyses. If we were to apply the historical effective LAT rate range of 1% - 3%, the accrual would have been between approximately $183,000 and $549,000 (sales recognized to-date of $18.3 million multiplied by historical average effective LAT rate). We would then use the midpoint of that range to arrive at approximately $366,000. At 25% effective income tax rate, the impact on after-tax net income for the six months ended June, 25, 2011 would have been approximately $274,500 (and $126,000 when combined with other immaterial unrecorded adjustments) or less than $0.01 per share (diluted), which, based on our materiality analysis using criteria stipulated in ASC 250-10-S99-1 [SAB Topic 1M], is not material. As of June 25, 2011, LAT deposit made on this project was approximately $485,000, which was included in prepaid expenses. We have made LAT deposits of approximately $212,134, $174,482 and $811,717 in fiscal years 2008, 2009 and 2010, respectively. In the six months ended June 25, 2011, we made LAT deposits totaling approximately $443,285. All LAT deposits made were recorded in prepaid expenses in the respective periods. In fiscal year 2010, we recorded LAT liability and related expenses totaling approximately $1,192,482 based on tax authorities’ settlement determinations. There was no governmental settlement for LAT in fiscal FY2008, FY2009 and the six months ended June 25, 2011.

Projects in Planning, page 63

2.

We note your response to comment 3 that it was impractical and unnecessary for you to determine down payment amounts or prior home ownership. Please revise to clarify here that because such records were unnecessary at the time, you are not able to ascertain how regulations related to down payments and prior ownership could affect your future sales.

Company Response: Because we have removed the estimates in the Projects in Planning section in accordance with our response to comment 3 below, we have revised our disclosure under “Business – Our Industry – The Real Estate Industry in China – Recent Efforts by the Chinese Government to Cool Down the Real Estate Industry” instead to address this comment.

3.

We note your response to comment 4. Considering the time horizons associated with projects that are not yet under construction and the fluctuating economic environment, please provide a reasonable basis for the estimated figures or remove the estimates.

Company Response: We have removed the estimates from the Projects in Planning section.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer